Exhibit 99.1

SORTTM - Perion’s Cookieless Breakthrough - Wins Silver Stevie® Award in
2022 International Business Awards® in the Artificial Intelligence / Machine
Learning Solution category

The privacy-first, total anonymity innovation leverages artificial intelligence and machine learning algorithmic technology

TEL AVIV & NEW YORK, August 15, 2022, Perion Network Ltd. (NASDAQ and TASE: PERI) a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV advertising – today announces that its SORT™ technology is the winner of a Silver Stevie® Award in the artificial intelligence and machine learning solution category in the 19th Annual International Business Awards®.

SORT™ was recognized as a sweeping solution that doesn’t merely operate without cookies, but guarantees total anonymity by virtue of the fact that it doesn’t collect or store any user data, but instead processes a range of data signals to create a predictive model for user responsiveness to any advertising category.

The International Business Awards are the world’s premier business awards program. All individuals and organizations worldwide – public and private, for-profit and non-profit, large and small - are eligible to submit nominations. The 2022 IBAs received entries from organizations in 67 nations and territories, and more than 3,700 nominations were submitted for consideration.

“We are extremely proud of this honor, and to be recognized by the Stevie® Awards for our use of Artificial Intelligence and Machine Learning,” said Doron Gerstel, CEO of Perion. “Perion has been making significant investments in R&D, hiring world-class data scientists and artificial intelligence researchers; this award confirms that we are now in the front ranks of not just adtech companies, but the entire AI sector. Google is delaying the depreciation of third-party cookies to 2024, but SORT™ is available - and succeeding – right now.”

In Perion’s Stevie® submission, it was noted that SORT™ both protects privacy and outperforms cookies, a phenomenon that has been validated in multiple comparative tests. More than 150 global brands, including the State of Georgia Tourism, Beyond Meat and Stop & Shop, use SORT™ and let users know they can safely click by featuring the SORT™ Shield on ad units.

SORT™ is the only cookieless solution that enables advertisers to reach their audience at the exact moment they are most receptive to seeing an ad. SORT™ uses proprietary machine learning to predict consumer mindset in real-time based solely on multiple data signals, giving brands access to browsers and devices.

SORT™ has also become a viral video phenomenon, as it has attracted over two million viewers to its recently released video, made by the award-winning film-maker, Max Joseph.

Stevie Award winners were determined by the average scores of more than 300 executives worldwide who participated in the judging process in June and July. A few notable comments from the judges include:

-	“SORT has a solution to the biggest challenge in the advertising industry – how to target consumers without third-party cookies while guaranteeing user privacy and outperforming all KPIs.”

-	“This program helps us all to have more guaranteed privacy on the internet. It is easy to activate and makes it possible even for people with little computer knowledge.”

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“Your product helps customers target ads not by tracking people over time but by tracking their behavior while on site and using a Machine Learning algorithm to make inferences based on those behaviors alone. There’s also evidence of other cookieless competitors, but they all rely on storing data. Given the privacy challenges we face, you could be behind the technology that saves this model.”

-	“The numbers from the beta with Colorado Tourism and other studies are strong evidence of the technology.”

“We’re thrilled that we’re able to return to celebrating Stevie winners in person this year,” said Stevie Awards president, Maggie Miller. “This year’s class of honorees are as innovative, adventuresome, persistent, and successful as we’ve ever had.  We look forward to celebrating their achievements with them during our 15 October awards banquet in London.”

Details about The International Business Awards and the lists of Stevie Award winners are available at www.StevieAwards.com/IBA.

About Perion Network Ltd.

Perion Network Ltd. is a global advertising technology company whose synergistic solutions are delivered across the three primary channels of digital advertising – ad search, social media and display, including video and CTV advertising. These channels are brought together by Perion’s intelligent HUB, which integrates Perion’s business assets from both sides of the open Web, providing significant benefits to brands and publishers. For more information, visit our website at www.perion.com.

About the Stevie Awards

Stevie Awards are conferred in eight programs: the Asia-Pacific Stevie Awards, the German Stevie Awards, the Middle East & North Africa Stevie Awards, The American Business Awards®, The International Business Awards®, the Stevie Awards for Women in Business, the Stevie Awards for Great Employers, and the Stevie Awards for Sales & Customer Service. Stevie Awards competitions receive more than 12,000 nominations each year from organizations in more than 70 nations. Honoring organizations of all types and sizes and the people behind them, the Stevies recognize outstanding performances in the workplace worldwide. Learn more about the Stevie Awards at www.StevieAwards.com.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements, and our preliminary results also constitute forward looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2021 filed with the SEC on March 16, 2022. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Dudi Musler VP Investor Relations +972 54 787 6785 dudim@perion.com